                                     Filed by 3dfx Interactive, Inc. Pursuant to
                                     Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12(b) under the Securities Exchange Act of 1934

                                     Subject Company: 3dfx Interactive, Inc.
                                     Commission File No. 000-22651


       Notification of Filing of Preliminary Prospectus / Proxy Statement

     On January 26, 2001, NVIDIA Corporation ("NVIDIA") filed with the Securities and Exchange Commission a Registration Statement on Form S-4 (the "Registration Statement"), which contains and describes two proposals that 3dfx Interactive, Inc. ("3dfx") expects to present to its shareholders at a 3dfx special meeting. The first proposal seeks shareholder approval of the liquidation, winding up and dissolution of 3dfx pursuant to a plan of dissolution. The second proposal seeks shareholder approval for the sale of certain assets of 3dfx to NVIDIA US Investment Company ("NVIDIA Sub") pursuant to the Asset Purchase Agreement dated December 15, 2000, among 3dfx, NVIDIA and NVIDIA Sub.

     Investors and securityholders are urged to read the Registration Statement and the preliminary Prospectus/Proxy Statement contained therein carefully because they contain important information about NVIDIA, 3dfx and NVIDIA Sub, the proposed dissolution of 3dfx, the proposed asset sale and related matters. Investors and securityholders are able to obtain a free copy of the Registration Statement, as well as documents incorporated by reference therein, through the Web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov.

     NVIDIA and 3dfx file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by NVIDIA or 3dfx at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. NVIDIA's and 3dfx's filings with the Commission are also available to the public from commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.